August 23, 2010

George J. Zornada, Esq.
K&L Gates
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111-2959

Re: EntrepreneurShares Series Trust
        File Numbers: 333-169040 and 811-22436

Dear Mr. Zornada:

        We have reviewed the registration statement of EntrepreneurShares Series Trust
(the "Trust") filed on July 9, 2010 on Form N-1A under the Securities Act of 1933 (the
"1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. Please state in your response letter whether FINRA will, or has reviewed the
terms and arrangements of the offering.

        2. Please supply the undersigned with copies of your exemptive application and
any no-action requests the Fund has submitted, or will submit, in connection with
registration of its shares.

        3. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities
and Exchange Commission, A Plain English Handbook (1998).

Prospectus

SUMMARY INFORMATION

Principal Investment Strategies

4.   Please revise the disclosure to state that, even when market conditions are not deemed favorable by the portfolio manager, the Fund may invest less than 40% of its assets in securities of foreign companies but in no event less than 30% of its assets in foreign securities. Also specify that the Fund will invest in no less than three different countries.

5. Disclose what will happen if the Fund fails to obtain investment results that correspond to the performance of the Global Entrepreneurs Index.

6. Since the Global Entrepreneurs Index is designed by the Fund's portfolio manager who retains the right to alter or terminate the Index at any time, please explain in your response letter how the Fund's ability to change its concentration policy without a shareholder vote can be consistent with the staff position taken in *The First Australia Fund, Inc.* (pub. avail. July 29, 1999).

Principal Risk of Investing in the Fund

7. Disclose the lack of experience of the investment advisor in managing investment companies and the lack of practical experience of the portfolio manager as distinctive risks.

Performance

8. Please inform the staff whether the Fund intends to use the Global Entrepreneurs Index as its benchmark index. If so, please explain how such an index qualifies as an "appropriate broad-based index" which is defined in Instruction 5 to Item 27(b)(7) of Form N-1A as "one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used." If not, please inform the staff as to which index the fund intends to use.

INVESTMENT OBJECTIVE AND INVESTMENT STRATEGIES

The Fund's Non-Principal Investment Strategies

9. Disclose the extent to which the Fund may invest in exchange-traded funds. Is there an upper limit on such investments?

10. Clarify the disclosure to explain what you mean by the statement: "When investing in stock index futures contracts, the Fund will not be investing for long-term

capital appreciation." Since the Fund's investment objective is long-term capital appreciation, why does the Fund invest in stock index futures contracts at all?

MANAGEMENT OF THE FUND

11. Please explain in your response to the staff how an advisory fee as high as 1.25% can be justified in the light of the inexperience of its advisor and sub-advisor.

THE FUND'S SHARE PRICE

12. Describe the procedures by which the Fund determines fair value.

REDEEMING SHARES

Frequent Purchases and Redemptions of Shares of the Funds

13. Describe the circumstances which would cause the Fund to believe that potential investors might engage in the frequent purchase and redemptions of shares.

PERFORMANCE OF GLOBAL ENTREPRENEURS INDEX

14. Specify in the first sentence who designs the Global Entrepreneurs Index (the Index).

15. Disclose whether the portfolio manager and its affiliates have used the Index, and the strategies implied by the Index, in managing other accounts. If so, disclose the performance results of those other accounts.

16. Inform the staff in your response to this letter how many times since its creation the portfolio manager has modified the companies in the Index or any criteria used in the methodology for compiling the Index.

17. Disclose how many companies currently comprise the Index and how many of these companies have been in the Index since its creation. Disclose the names, countries of domicile, industry classification, and principal exchange where shares are traded for each company currently in the Index.

18.   Explain in your response how the Index can be regarded as an "index" at all rather than simply a means of circumscribing the universe from which the portfolio manager will select the companies to be included in the Fund's portfolio. Also explain in your response how the criteria for selecting companies in the Index are independently verifiable and to what extent the criteria were developed through hindsight.

ADDITIONAL INFORMATION ABOUT GLOBAL ENTREPRENEURS INDEX

19. How does the portfolio manager discover "charismatic leaders"? Does this entail face-to-face interviews with company executives?

20. It is disclosed in this section that "the portfolio manager reserves the right, at any time and without notice, to alter amend, terminate, or in any way change the Global Entrepreneurs Index." See Comment 6. Also explain why using the "results" of this Index over which the portfolio manager exercise such discretion should not be considered deceptive.

Notice of Privacy Policy & Practice

21. At the bottom of the page with this notice appears the caption: "Not Part of the Prospectus". Why is this caption here? What purpose does it serve?

Statement of Additional Information

INVESTMENT OBJECTIVE

Non-Principal Strategies and Risks of the Fund

22. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund, the decision of an investor to purchase shares, or otherwise alter the Fund's risk profile such investments and practices, and their accompanying risks, should be discussed in the prospectus.

23. With respect to your disclosure regarding derivatives, please review your disclosure in light of the recently released guidance from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010)* available at the Commission's website, www.sec.gov.

THE ADVISOR, SUB-ADVISOR AND THE ADMINISTRATOR

The Advisor and Sub-Advisor

24. Disclose when and where the Advisor and Sub-Advisor were organized.

25. Disclose whether there are any other shareholders or investors besides Mr. Shulman in the Advisor or Sub-Advisor.

PORTFOLIO MANAGERS

26. Disclose whether the Portfolio Manager currently manages, or has managed, any other accounts and, if so, whether the accounts include registered investment companies, exchange-traded funds, other pooled investment vehicles, or other accounts. See Item 20 of Form N-1A.

Notwithstanding our comments, please furnish a letter acknowledging that:

The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel